GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V.

May 14, 2010

VIA EDGAR TRANSMISSION

Mr. Lyn Shenk
Division of Corporation Finance
Securities and Exchange Commission
CF/AD5
100 F Street NE
Washington, D.C.  20549-3561

Dear Mr. Shenk:

In response to additional comments from the staff of the Securities and Exchange Commission (the “Staff”) received on April 15, 2010 to the annual report on Form 20-F filed on June 29, 2009 (the “20-F”) by Pacific Airport Group (Grupo Aeroportuario del Pacífico, S.A.B. de C.V. or “GAP”) and to GAP’s responses dated February 26, 2010 and March 25, 2010, attached please find the detail requested by the Staff regarding credit lines among our subsidiaries.

In addition, we confirm that we treat our intercompany lines of credit in the same manner as financings from unrelated third parties, except for our elimination of these transactions in consolidation.  Furthermore, these lines of credit are periodically evaluated and audited for transfer pricing purposes.

We are providing this information in order to assist the Staff with its review of our disclosure filings, however, we would like to request that this level of information not be required in future filings.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel Jorge Juantorena at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2758.

[signature page follows]

Av. Mariano Otero No. 1249 ala B piso 6
Condominio WTC Torre Pacífico
Guadalajara, Jalisco C.P. 44530

Sincerely,

/s/Rodrigo Guzmán Perera
Rodrigo Guzmán Perera
Chief Financial Officer

cc:	Aamira Chaudry
Securities and Exchange Commission

Jorge U. Juantorena
Cleary Gottlieb Steen & Hamilton LLP

Ramón Alvarez Cisneros
Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu

Av. Mariano Otero No. 1249 ala B piso 6
Condominio WTC Torre Pacífico
Guadalajara, Jalisco C.P. 44530

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
For the year 2006
(000 of pesos)
Affiliate/Subsidiary	Initial Balance Debit (Credit) -Net -	Loans Received	Loans Given	Loan Payments	Loan Collections	Accrued Interest income	Accrued Interest Expense	Interest Collections	Interest Payments	Ending Balance Debit (Credit) -Net-	Eliminations	Consolidated Balances
GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V. (GAP)	197,901	367,581	143,826	289,763	62,629	21,031	7,801	20,614	7,345	201,240	-201,240	0
SERVICIOS A LA INFRAESTRUCTURA AEROPORTUARIA DEL PACIFICO	-208	29,575	23,755	29,783	23,755	89	185	89	185	0	0	0
AEROPUERTO DE AGUASCALIENTES, S.A. DE C.V.	-27,775	14,416	0	12,887	0	0	2,197	0	2,220	-29,280	29,280	0
AEROPUERTO DEL BAJIO, S.A. DE C.V.	0	0	0	0	0	0	0	0	0	0	0	0
AEROPUERTO DE GUADALAJARA, S.A. DE C.V.	95,290	14,246	111,712	14,246	127,054	9,403	1,882	9,251	1,882	80,100	-80,100	0
AEROPUERTO DE HERMOSILLO, S.A. DE C.V.	0	6,463	0	6,463	0	0	20	0	20	0	0	0
AEROPUERTO DE LA PAZ, S.A. DE C.V.	-68,355	31,558	0	22,051	0	0	8,266	0	8,109	-78,019	78,019	0
AEROPUERTO DE LOS MOCHIS, S.A. DE C.V.	-60,226	33,204	0	8,907	0	0	5,063	0	4,831	-84,754	84,754	0
AEROPUERTO DE MEXICALI, S.A. DE C.V.	-35,550	33,558	0	19,225	0	0	3,140	0	3,027	-49,995	49,995	0
AEROPUERTO DE MANZANILLO, S.A. DE C.V.	-101,077	35,109	0	6,274	0	0	7,316	0	7,274	-129,954	129,954	0
AEROPUERTO DE MORELIA, S.A. DE C.V.	0	1,740	0	1,740	0	0	808	0	789	-19	19	0
AEROPUERTO DE PUERTO VALLARTA, S.A. DE C.V.	0	18,495	0	13,482	0	0	3,443	0	3,359	-5,096	5,096	0
AEROPUERTO DE SAN JOSE DEL CABO, S.A. DE C.V.	0	351	233,241	0	233,241	9,178	0	9,178	0	-351	351	0
AEROPUERTO DE TIJUANA, S.A. DE C.V.	0	23,755	97,515	23,755	1,896	508	89	0	89	96,128	-96,128	0
CORPORATIVO DE SERVICIOS AEROPORTUARIOS, S.A. DE C.V.	0	0	0	0	0	0	0	0	0	0	0	0
	0	610,049	610,049	448,574	448,574	40,209	40,209	39,132	39,132	0	0	0

Note: During 2006, the loans given by Guadalajara and San José del Cabo airports to GAP, were paid by GAP in the same year ($111,712 and $233,241, respectively).

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
For the year 2007
(000 of pesos)
Affiliate/Subsidiary	Initial Balance Debit (Credit) -Net -	Loans Received	Loans Given	Loan Payments	Loan Collections	Accrued Interest income	Accrued Interest Expense	Interest Collections	Interest Payments	Ending Balance Debit (Credit) -Net-	Eliminations	Consolidated Balances
GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.	201,240	39,936	28,125	81,926	329,727	3,940	7,811	8,580	7,029	-63,794	63,794	0
SERVICIOS A LA INFRAESTRUCTURA AEROPORTUARIA DEL PACIFICO	0	3,540	0	3,540	0	0	1	0	1	0	0	0
AEROPUERTO DE AGUASCALIENTES, S.A. DE C.V.	-29,280	49,234	4,147	78,006	0	15	2,972	0	2,828	3,510	-3,510	0
AEROPUERTO DEL BAJIO, S.A. DE C.V.	0	0	9,535	0	0	33	0	0	0	9,568	-9,568	0
AEROPUERTO DE GUADALAJARA, S.A. DE C.V.	80,100	412	38,152	412	86,549	5,247	1	6,777	1	30,172	-30,172	0
AEROPUERTO DE HERMOSILLO, S.A. DE C.V.	0	0	4,761	0	0	17	0	0	0	4,777	-4,777	0
AEROPUERTO DE LA PAZ, S.A. DE C.V.	-78,019	9,143	3,393	71,747	0	12	5,164	0	6,704	-10,469	10,469	0
AEROPUERTO DE LOS MOCHIS, S.A. DE C.V.	-84,754	6,487	5,017	89,910	0	18	1,165	0	2,496	5,034	-5,034	0
AEROPUERTO DE MEXICALI, S.A. DE C.V.	-49,995	4,548	4,380	52,619	1,938	20	665	12	1,445	1,307	-1,307	0
AEROPUERTO DE MANZANILLO, S.A. DE C.V.	-129,954	32,570	3,794	160,559	0	13	1,668	0	3,632	3,807	-3,807	0
AEROPUERTO DE MORELIA, S.A. DE C.V.	-19	0	6,803	0	170	30	0	10	19	6,651	-6,651	0
AEROPUERTO DE PUERTO VALLARTA, S.A. DE C.V.	-5,096	13,482	5,688	18,494	0	20	69	0	153	5,708	-5,708	0
AEROPUERTO DE SAN JOSE DEL CABO, S.A. DE C.V.	-351	0	6,560	351	0	23	0	0	0	6,583	-6,583	0
AEROPUERTO DE TIJUANA, S.A. DE C.V.	96,128	1,938	119,414	1,938	141,116	10,415	12	8,941	12	75,901	-75,901	0
CORPORATIVO DE SERVICIOS AEROPORTUARIOS, S.A. DE C.V.	0	78,481	0	0	0	0	275	0	0	-78,756	78,756	0
	0	239,768	239,768	559,500	559,500	19,801	19,801	24,320	24,320	0	0	0

** On December 2007 and in connection with Corporativo de Servicios Aeroportuarios start-up operation, the airports sold fixed assets of this company, which will be paid during the following years, thus the corresponding accrued interest and payments are included as part of this analysis.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
For the year 2008
(000 of pesos)
Affiliate/Subsidiary	Initial Balance Debit (Credit) -Net -	Loans Received	Loans Given	Loan Payments	Loan Collections	Accrued Interest income	Accrued Interest Expense	Interest Collections	Interest Payments	Ending Balance Debit (Credit) -Net-	Eliminations	Consolidated Balances
GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.	-63,794	13,954	0	18,478	0	0	7,070	0	6,566	-59,774	59,774	0
SERVICIOS A LA INFRAESTRUCTURA AEROPORTUARIA DEL PACIFICO	0	626	0	626	0	0	1	0	1	0	0	0
AEROPUERTO DE AGUASCALIENTES, S.A. DE C.V.	3,510	48	0	48	789	346	0	267	652	3,452	-3,452	0
AEROPUERTO DEL BAJIO, S.A. DE C.V.	9,568	0	0	0	1,723	804	0	618	0	8,032	-8,032	0
AEROPUERTO DE GUADALAJARA, S.A. DE C.V.	30,172	0	101,743	0	119,486	1,939	0	1,625	0	12,743	-12,743	0
AEROPUERTO DE HERMOSILLO, S.A. DE C.V.	4,777	0	0	0	1,494	375	0	295	0	3,363	-3,363	0
AEROPUERTO DE LA PAZ, S.A. DE C.V.	-10,469	7,676	0	21,076	1,079	274	414	214	395	1,892	-1,892	0
AEROPUERTO DE LOS MOCHIS, S.A. DE C.V.	5,034	22,983	0	4,992	985	419	449	323	112	-14,183	14,183	0
AEROPUERTO DE MEXICALI, S.A. DE C.V.	1,307	0	0	1,144	1,184	176	1	143	22	1,320	-1,320	0
AEROPUERTO DE MANZANILLO, S.A. DE C.V.	3,807	1,339	0	315	841	312	1	242	0	2,011	-2,011	0
AEROPUERTO DE MORELIA, S.A. DE C.V.	6,651	0	0	0	4,276	377	0	336	0	2,416	-2,416	0
AEROPUERTO DE PUERTO VALLARTA, S.A. DE C.V.	5,708	0	0	0	3,547	381	0	321	0	2,220	-2,220	0
AEROPUERTO DE SAN JOSE DEL CABO, S.A. DE C.V.	6,583	0	0	0	2,214	499	0	396	0	4,473	-4,473	0
AEROPUERTO DE TIJUANA, S.A. DE C.V.	75,901	93,898	38,781	93,898	27,254	8,437	198	8,046	198	87,819	-87,819	0
CORPORATIVO DE SERVICIOS AEROPORTUARIOS, S.A. DE C.V.	-78,756	0	0	24,297	0	0	6,205	0	4,882	-55,783	55,783	0
	0	140,524	140,524	164,873	164,873	14,339	14,339	12,826	12,826	0	0	0

** On December 2007 and in connection with Corporativo de Servicios Aeroportuarios start-up operation, the airports sold fixed assets of this company, which will be paid during the following years, thus the corresponding accrued interest and payments are included as part of this analysis.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

EXAMPLES OF JOURNAL ENTRIES
CONCEPT / G/L ACCOUNT	DEBIT	CREDIT
LOANS RECEIVED/LOAN COLLECTIONS/INTEREST COLLECTION BANKS LOANS TO/FROM SUBSIDIARIES/AFFILIATES	XXX	XXX
LOANS GIVEN/LOAN PAYMENTS/INTEREST PAYMENTS LOANS TO/FROM SUBSIDIARIES/AFFILIATES BANKS	XXX	XXX
ACCRUED INTEREST INCOME LOANS TO/FROM SUBSIDIARIES/AFFILIATES INTEREST INCOME	XXX	XXX
ACCRUED INTEREST EXPENSE INTEREST EXPENSE LOANS TO/FROM SUBSIDIARIES/AFFILIATES	XXX	XXX